Exhibit 99.1

News Announcement

Fundtech Contact:
Yoram Bibring
CFO - Fundtech Ltd.
Tel: 1-201-946-1100
yoram.bibring@fundtech.com

FUNDTECH REPORTS FINANCIAL RESULTS FOR THE SECOND QUARTER

OF 2011

•	2nd Quarter revenue of $40.5 million represents year-over-year organic growth of 16%.

•	2nd Quarter GAAP EPS 13 Cents /2nd Quarter Non GAAP EPS 27 Cents.

JERSEY CITY, N.J. —August 3, 2011 - Fundtech Ltd. (NASDAQ: FNDT), a market leader in global transaction banking solutions, today announced financial results for the second quarter 2011.  Fundtech posted quarterly revenues of $40.5 million, a 16% increase year-over-year, compared to second quarter revenues of $34.8 million in 2010, and a 9% increase compared to first quarter 2011 revenues of $37.2 million.

On a GAAP (Generally Accepted Accounting Principles) basis, Fundtech reported net income of $2.1 million, or $0.13 per diluted share, for the second quarter of 2011 compared with net income of $2.4 million, or $0.15 per diluted share, in the second quarter of 2010, and net income of $2.4 million, or $0.15 per diluted share, in the first quarter of 2011.

Excluding stock-based compensation, amortization of intangibles, costs incurred in connection with the previously announced agreement to merge with S1 Corporation and deferred taxes, Fundtech’s adjusted (non-GAAP) net income for the second quarter of 2011 was $4.2 million, or $0.27 per diluted share, compared with $3.5 million, or $0.22 per diluted share, in the second quarter of 2010 and $3.6 million, or $0.23 per diluted share, in the first quarter of 2011. (See Schedule A attached to this news release -- Reconciliation from GAAP).

“The second quarter was another strong quarter for us as we posted record revenues exceeding our revenue guidance and meeting the high end of our non-GAAP earnings per share guidance” said Fundtech CEO Reuven BenMenachem.  "The second quarter was an especially strong quarter for our messaging business. We closed 15 new system sales, 13 of which were hosting deals. We continued to make good progress cross-selling our Swift product in the United States, as evidenced by four new system sales and we also closed two important GPP-SP sales, one in Europe and one in the Pacific Rim.”

Other Highlights:

•	During the second quarter of 2011 Fundtech closed 130 new deals and added 14 new bank customers.
•	During the second quarter of 2011 Fundtech closed 20 new system sales with banks, including 15 for BBP’s products, one US Payments, two PAYplus FTS, and two for GPP-SP.
•
During the second quarter Fundtech paid a quarterly dividend of $0.10 per share, amounting to a cash outlay of $1.5 million.  The Company has agreed not to pay any additional dividends while the agreement with S1, as referenced below, is pending.

•
On June 27, 2011, Fundtech and S1 Corporation announced that they entered into a definitive agreement to combine businesses through a stock-for-stock merger. Under the terms of the agreement, Fundtech shareholders will receive 2.72 shares of S1 common stock for each Fundtech ordinary share they own. The merger is expected to close in the fourth quarter of 2011 and is subject to approval by S1 and Fundtech shareholders, receipt of regulatory and court approvals, and the satisfaction of customary closing conditions.

Guidance

The financial guidance provided is current as of today only and Fundtech undertakes no obligation to update its estimates.

For the year 2011 Fundtech is increasing its revenue guidance, primarily due to the weakening of the US Dollar vs. the Swiss Franc, while reducing its guidance for GAAP earnings per share due to the costs incurred during the second quarter in connection with the S1 merger and keeping its non-GAAP guidance unchanged as follows:

•
Fundtech estimates that revenues for 2011 will be between $160 million and $163 million compared to the previous guidance of $155 million to $160 million; that GAAP net income per diluted share will be between $0.71 and $0.81 compared to the prior guidance of $0.76 and $0.86; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses, costs incurred  in connection with the S1 merger and deferred taxes, will be between $1.03 and $1.13 unchanged compared to the prior guidance.

•	Fundtech estimates that financial income for the year 2011 will be $0.6 million and that tax expenses, excluding deferred taxes, will be approximately $2.2 million.
•	Fundtech estimates that annual amortization expenses for the year 2011 will be approximately $1.4 million and that stock-based compensation expenses will be approximately $3.6 million.
•	Fundtech estimates that the number of shares used for the calculation of the annual net income per share will be 16 million shares.

For the third quarter of 2011 Fundtech is providing the following guidance:

•
Fundtech estimates that third quarter revenues will be between $41.5 million and $42.5 million; that GAAP net income per diluted share will be between $0.19 and $0.22; and that non-GAAP net income per diluted share, before all amortization expenses, stock-based compensation expenses, costs incurred  in connection with the S1 merger and deferred taxes, will be between $0.27 and $0.30.

•	Fundtech estimates that financial income for the third quarter will be $0.2 million and that tax expenses, excluding deferred taxes, will be approximately $0.6 million.
•	Fundtech estimates that quarterly amortization expenses for the third quarter of 2011 will be approximately $350,000 and that stock-based compensation expenses will be approximately $900,000.
•	Fundtech estimates that the number of shares used for the calculation of quarterly net income per share will be 16.0 million shares.

Fundtech’s guidance for the remainder of 2011 does not include the impact in the third and fourth quarters of the S1 merger (including the costs incurred by Fundtech and the impact of the closing of the merger, if the closing occurs prior to December 31, 2011), deferred taxes, other one- time charges and also does not include the impact of any future impairment of intangible assets, as these assets are periodically being evaluated by Fundtech’s management under evolving accounting standards which are incapable of assessment in advance.

Reconciliation of GAAP Results to Non-GAAP Results

Fundtech provides non-GAAP operating results as a supplement to its GAAP financial results. The presentation of this information should not be considered in isolation to, or as a substitute for the financial results presented in accordance with GAAP. Management believes that non-GAAP financial measures are useful to investors because they allow for an evaluation of Fundtech with a focus on the performance of its core operations.

Fundtech’s executive management team uses these same non-GAAP measures internally to assess the ongoing performance of the company. Since this information is not a GAAP measurement of financial performance, there are material limitations to its usefulness on a stand-alone basis, including the lack of comparability of this presentation to the GAAP financial results of other companies.

We are presenting Fundtech’s non-GAAP net income as well as Adjusted EBITDA. We define non-GAAP net income as net income plus stock-based compensation, amortization of intangibles, impairment of goodwill and other intangible assets, impairment of marketable securities, and deferred taxes.   We define Adjusted EBITDA as net income plus stock-based compensation, depreciation and amortization expenses, impairment of marketable securities, deferred and current taxes, and interest expense (income).

A detailed reconciliation of GAAP net income to non-GAAP net income and Adjusted EBITDA is included in the attached Schedule A.

Fundtech to Host Conference Call

The senior management of Fundtech will host a conference call at 8:30 AM (ET), Wednesday, August 3, to discuss Fundtech’s second quarter 2011 results and to answer questions from the investment community.

To participate, please call 1-877-303-7023 or +1-224-357-2223 and ask for the Fundtech call. Participants from Israel may dial toll free 1809-245917 and ask for the Fundtech call.

A replay of the conference call will be available from 11:30 AM (ET) Wednesday August 3, until 11:59 PM (ET) August 10. The replay may be accessed by dialing 1-855-859-2056 or 1+404-537-3406, conference ID: 84876018.

This call will also be web cast live on: http://www.fundtech.com. An online replay will be available until August 31, 2011.

About Fundtech
Fundtech (NASDAQ: FNDT), was founded in 1993, and is a leading provider of software and services to banks of all sizes around the world. Payments systems include wire transfers, ACH origination, cross-border payments and remittance. Cash management systems are designed for large corporate through small business clients. Fundtech operates the world’s largest SWIFT service bureau. We offer an extensive line of financial supply chain applications including electronic invoice presentment and supply chain financing. We are the leading provider of CLS systems to the world’s largest banks. More than 1,000 clients throughout the world rely on Fundtech solutions to improve operational efficiency and provide greater competitiveness through innovative business-to-business services. For more information, visit www.fundtech.com.

Forward Looking Statements:
This news release contains forward-looking statements made pursuant to the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may include, but are not limited to, projections of revenues, income or loss, capital expenditures, plans for growth and future operations, competition and regulation. Forward-looking statements are inherently subject to risks and uncertainties, many of which cannot be predicted or quantified. When used in this Release, the words, "estimates," "expects," "anticipates," "believes," "plans," "intends," and variations of such words and similar expressions are intended to identify forward-looking statements that involve risks and uncertainties. Future events and actual results could differ materially from those set forth in, contemplated by or underlying the forward-looking statements. The factors that could cause actual results to differ materially from those discussed or identified from time to time in Fundtech's public filings, including its Annual Report on Form 20-F for the year ended December 31, 2010, including general economic and market conditions, changes in regulations and taxes and changes in competition in the pricing environment. Undue reliance should not be placed on these forward-looking statements, which are applicable only as of the date hereof. Fundtech undertakes no obligation to revise or update these forward-looking statements to reflect events or circumstances that arise after the date of this release or to reflect the occurrence of unanticipated events.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Fundtech and S1 Corporation ("S1") intend to file relevant materials with the U.S. Securities and Exchange Commission (the "SEC") and other governmental or regulatory authorities, including an information statement and proxy statement, respectively. INVESTORS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT FUNDTECH AND S1 AND THE TRANSACTION. The proxy statement, information statement and certain other relevant materials (when they become available) and any other documents filed by Fundtech or S1 with the SEC may be obtained free of charge at the SEC’s website at http://www.sec.gov. In addition, investors may obtain free copies of the documents filed with the SEC (i) by contacting Fundtech’s Investor Relations at (201) 946-1100 or by accessing Fundtech’s investor relations website at www.fundtech.com or (ii) by contacting S1’s Investor Relations at (404) 923-3500 or by accessing S1’s investor relations website at www.s1.com. Investors are urged to read the proxy statement and information statement and the other relevant materials when they become available before making any voting or investment decision with respect to the transaction.

PARTICIPANTS IN THE SOLICITATION

S1, Fundtech and their respective executive officers and directors may be deemed to be participating in the solicitation of proxies in connection with the transaction. Information about the executive officers and directors of S1 and the number of shares of S1’s common stock beneficially owned by such persons is set forth in the proxy statement for S1’s 2011 Annual Meeting of Stockholders on Schedule 14A, which was filed with the SEC on April 8, 2011. Information about the executive officers and directors of Fundtech and the number of shares of Fundtech’s ordinary shares beneficially owned by such persons is set forth in Fundtech’s annual report on Form 20-F which was filed with the SEC on May 31, 2011. Investors may obtain additional information regarding the direct and indirect interests of S1, Fundtech and their respective executive officers and directors in the transaction by reading the proxy statement and information statement regarding the transaction when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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FUNDTECH LTD. AND ITS SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In Thousands)

	June 30,	December 31,
	2011	2010
ASSETS

Current assets:
Cash and cash equivalents	$44,214	$24,916
Short term deposit	3,370	1,910
Marketable securities	26,568	26,419
Trade receivables, net	32,096	29,706
Deferred tax asset	4,574	4,552
Other accounts receivable and prepaid expenses	7,605	6,411

Total current assets	118,427	93,914

Marketable securities	754	753
Severance pay fund	2,203	1,953
Long term lease deposits	1,931	1,931
Long term prepaid expenses	2,355	2,289
Property and equipment, net	11,002	11,453
Goodwill, net	43,418	41,041
Other assets, net	3,491	4,126

Total assets	$183,581	$157,460

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Trade payables	$2,019	$2,309
Deferred revenues	28,545	11,541
Employee and payroll accruals	9,840	10,159
Other accounts payable and accrued expenses	9,951	9,513

Total current liabilities	50,355	33,522

Accrued severance pay	6,365	5,554
Deferred tax liability	1,280	1,190
Other long term liabilities	1,505	1,732

Total liabilities	59,505	41,998

Shareholders' equity:
Share capital	51	51
Additional paid-in capital	164,298	163,252
Accumulated other comprehensive income	5,243	1,867
Accumulated deficit	(23,819)	(28,265)
Treasury stock, at cost	(21,697)	(21,443)

Total shareholders' equity	124,076	115,462

Total liabilities and shareholders' equity	$183,581	$157,460

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Operations
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenues:
Software license	$3,578	$4,768	$7,853	$8,482
Software hosting	8,746	7,380	16,577	14,402
Maintenance	11,292	10,579	22,042	20,721
Services	16,855	12,033	31,199	24,564

Total revenues	40,471	34,760	77,671	68,169

Operating expenses:
Software licenses costs	20	84	54	295
Amortization of other intangible assets	354	405	705	831
Maintenance, hosting and services costs [1]	19,657	15,914	37,708	31,517
Software development [1]	5,588	5,455	11,151	10,829
Selling and marketing [1]	5,462	4,606	10,307	9,112
General and administrative [1]	6,959	4,771	12,461	9,769

Total operating expenses	38,040	31,235	72,386	62,353

Operating income	2,431	3,525	5,285	5,816

Financial income (expense), net	89	(615)	439	(1,085)
Income taxes	(446)	(496)	(1,278)	(923)

Net income	$2,074	$2,414	$4,446	$3,808

Net income per share:
Net income used in computing income per share	$2,074	$2,414	$4,446	$3,808
Basic income per share	$0.14	$0.16	$0.29	$0.25
Diluted income per share	$0.13	$0.15	$0.28	$0.24
Shares used in computing:
Basic income per share	15,120,912	15,197,440	15,114,569	15,275,326
Diluted income per share	15,886,344	15,919,582	15,873,248	16,035,729

Adjusted non-GAAP[2] net income per share:
Adjusted non-GAAP[2] net income used in computing income per share	$4,224	$3,579	$7,842	$6,158
Adjusted non-GAAP[2] net income per share	$0.27	$0.22	$0.49	$0.38
Shares used in computing adjusted non-GAAP[2] net income per share	15,886,344	15,919,582	15,873,248	16,035,729

[1] Includes charges for stock-based compensation in 2011 and 2010
[2] See Reconciliation from GAAP

FUNDTECH LTD. AND ITS SUBSIDIARIES
Consolidated Statement of Cash Flows
(In Thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$2,074	$2,414	$4,446	$3,808
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,766	1,866	3,401	3,885
Stock-based compensation	899	675	1,764	1,371
Loss from sale of fixed assets	9	--	9	--
Accrued interest on marketable securities and accretion amortization	106	44	207	25
Deferred income taxes	67	85	97	148
Decrease (Increase) in trade receivables	(3,387)	3,002	(2,232)	(2,834)
Decrease (Increase) in prepaid expenses and other accounts receivable	416	1,598	(514)	96
Increase (Decrease) in trade payables	(435)	(209)	(379)	85
Increase (Decrease) in deferred revenues	(7,719)	(9,165)	14,833	12,432
Increase (Decrease) in employee and payroll accruals	135	332	(593)	657
Increase (Decrease) in other accounts payable and accrued expenses	(448)	(941)	526	622
Increase in accrued severance pay, net	309	54	362	254

Net cash provided by (used in) operations	(6,208)	(245)	21,927	20,549

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in held-to-maturity marketable securities	(6,817)	(7,911)	(13,447)	(19,404)
Redemption of held-to-maturity marketable securities	6,345	13,058	13,090	16,365
Investment in short term deposits	(1,873)	(1,032)	(1,456)	(1,032)
Purchase of property and equipment	(1,217)	(1,343)	(2,115)	(2,102)
Net change in long term lease deposits and long term prepaid expenses	(610)	(130)	--	(117)
Additional consideration in a business combination	--	--	(454)	(830)
Proceeds from sale of fixed assets	148	--	148	--

Net cash provided by (used in) investing activities	(4,024)	2,642	(4,234)	(7,120)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of share capital and
exercise of stock options and warrants, net	456	48	826	182
Dividend paid	(1,545)	--	(1,545)	--
Decrease in long term Liabilities	--	(9)	--	(25)
Investment in treasury stock, at cost	--	(2,622)	(254)	(4,405)

Net cash used in financing activities	(1,089)	(2,583)	(973)	(4,248)

Effect of exchange rate on cash and cash equivalents	2,299	(651)	2,578	(842)

Increase (decrease)in cash and cash equivalents	(9,022)	(837)	19,298	8,339
Cash and cash equivalents at the beginning of the period	53,236	30,079	24,916	20,903

Cash and cash equivalents at the end of the period	$44,214	$29,242	$44,214	$29,242

Appendix A
Additional consideration in a business combination
Working Capital	$--	$--	$--	$--
Long term assets	--	--	--	--
Long term liabilities	--	--	--	--
Goodwill	--	--	454	830

	$--	$--	$454	$830

Schedule A to Press Release

Reconciliation from GAAP
(In Thousands, Except Share and Per Share Data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2011	2010	2011	2010

Reconciliation of GAAP net income to adjusted EBITDA and to adjusted net income:

Net income [1]	$2,074	$2,414	$4,446	$3,808

Financial income (expense), net	(89)	615	(439)	1,085
Income taxes	379	411	1,181	775
Deferred taxes expenses	67	85	97	148
Amortization	354	405	705	831
Depreciation	1,412	1,461	2,696	3,054
Merger expenses	830	--	830	--
Stock based compensation [2]	899	675	1,764	1,371

Adjusted EBITDA	$5,926	$6,066	$11,280	$11,072

Financial income (expense), net	89	(615)	439	(1,085)
Income taxes	(379)	(411)	(1,181)	(775)
Depreciation	(1,412)	(1,461)	(2,696)	(3,054)

Adjusted net income	$4,224	$3,579	$7,842	$6,158

Adjusted net income per share	$0.27	$0.22	$0.49	$0.38

Shares used in computing adjusted net income per share	15,886,344	15,919,582	15,873,248	16,035,729

[1] Net income per share (diluted) was approximately $0.13 and $0.15 for the three months ended June 30, 2011 and 2010, respectively
Net income per share (diluted) was approximately $0.28 and $0.24 for the six months ended June 30, 2011 and 2010, respectively

[2] Stock based compensation
Maintenance, hosting and services costs	$125	$77	$239	$170
Software development	75	61	149	114
Selling and marketing	197	163	398	314
General and administrative	502	374	978	773

	$899	$675	$1,764	$1,371